File No. 82-5215

㊅ 松井証券
ネットストック

March 30, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated and Non-Consolidated Financial Summary under Japanese GAAP for the nine months ended December 31, 2003
2. Report as to Acquisition of Its Own Shares by the Company in January 2004
3. (For the period from January 1, 2004 to January 31, 2004).
4. Report as to Acquisition of Its Own Shares by the Company in February 2004
(For the period from February 1, 2004 to February 29, 2004).

If you have any further questions or requests for additional information please do not hesitate to contact Shinichi UZAWA at 011-813-5216-0654 (telephone), 011-813-5216-8639 (facsimile) or s-uzawa@matsui.co.jp (E-mail).

Very truly yours,

Matsui Securities Co., Ltd.

By H Imada

Name: Hirohito IMADA
Title: Director,
Finance Department

dlw 4/5

File No. 82-5215

04 APR -5 AM 7:21

(Summary translation)

Report as to Acquisition of Its Own Shares By the Company In January 2004

(From January 1, 2004 through January 31, 2004)

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau

On February 6, 2004

Target Shares: Common Stock

1 Status of Acquisition

(1) Status of purchase resolved by the general shareholders' meeting

As of January 31, 2004

	Number of shares		Total amount (Yen)
Resolution of the general shareholders' meeting (Resolved on June 22, 2003)		2,000,000	1,500,000,000
Acquisition during the report month (Date of acquisition)	–	–	–
Total	–	–	
Accumulated number of treasury stock acquired as of the end of report month		–	–
Percentage of accumulated number of treasury stock acquired to the total number of shares resolved		–	–

Note 1: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

Note 2: The number of shares resolved by the general shareholders' meeting according to the Article 210, Item 1 of the Commercial Code is 2.3% of the total number of shares outstanding as of the date of resolution.

(2) Status of purchase from the Company's subsidiary

No relevant item.

(3) Status of purchase of the treasury stock for retirement by the revaluation surplus for land

No relevant item.

2 Status of Disposition

No relevant item.

3 Status of Holding

As of January 31, 2004

	Number of shares
Total shares outstanding	88,812,738
Treasury stock held by the Company	–
Treasury stock held by the Company for the retirement by the revaluation surplus for land	–

Note: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

File No. 82-5215

(Summary translation)

Report as to Acquisition of Its Own Shares By the Company In February 2004

(From February 1, 2004 through February 29, 2004)

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau

On March 5, 2004

Target Shares: Common Stock

1 Status of Acquisition

(1) Status of purchase resolved by the general shareholders' meeting

As of February 29, 2004

	Number of shares		Total amount (Yen)
Resolution of the general shareholders' meeting (Resolved on June 22, 2003)	2,000,000		1,500,000,000
Acquisition during the report month (Date of acquisition)	–	–	–
Total	–	–	
Accumulated number of treasury stock acquired as of the end of report month	–		–
Percentage of accumulated number of treasury stock acquired to the total number of shares resolved	–		–

Note 1: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

Note 2: The number of shares resolved by the general shareholders' meeting according to the Article 210, Item 1 of the Commercial Code is 2.3% of the total number of shares outstanding as of the date of resolution.

(2) Status of purchase from the Company's subsidiary

No relevant item.

(3) Status of purchase of the treasury stock for retirement by the revaluation surplus for land

No relevant item.

2 Status of Disposition

No relevant item.

3 Status of Holding

As of February 29, 2004

	Number of shares
Total shares outstanding	88,884,579
Treasury stock held by the Company	–
Treasury stock held by the Company for the retirement by the revaluation surplus for land	–

Note: The "treasury stock" in this table excludes odd-lot shares purchased by the Company to reply the request from shareholders of these odd-lot shares.

File No. 82-5215

04 APR -5 7:21

Consolidated Financial Summary under Japanese GAAP
For the Nine Months Ended December 31, 2003

Date: January 22, 2004
Company name (code number): Matsui Securities, Co., Ltd. (8628)
Head Office: 1-20-7, Nihombashi, Chuo-ku, Tokyo 103-8253, Japan
Stock exchange listing (In Japan) Tokyo
Representative: Michio Matsui: CEO, Representative director
For inquiries: Hirohito Imada: Director, General Manager of Finance Dept.
TEL: +81-3-3281-3121
Date of board meeting approving the account settlement: January 22, 2004
Application of US GAAP None

Consolidated financial summary for the nine months ended December 31, 2003

Note: All figures in the financial statements are rounded off to the nearest millionth

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Nine months ended Dec. 31, 2003	16,929	(64.0)	16,025	(70.0)	9,151	(226.8)	8,895	(218.6)
Nine months ended Dec. 31, 2002	10,325	(11.3)	9,424	(12.7)	2,800	(△24.8)	2,792	(△15.0)
Year ended March 31, 2003	13,425	(5.0)	12,151	(6.3)	3,540	(△19.0)	3,518	(△10.7)

	Net income		Earnings/ share	Fully diluted earnings/ share	Earnings/ shareholders' equity	Ordinary income/ total assets
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)	(%)
Nine months ended Dec. 31, 2003	4,652	(291.8)	52.74	50.86	18.1	4.5
Nine months ended Dec. 31, 2002	1,187	(△22.3)	13.55	13.32	5.0	—
Year ended March 31, 2003	1,485	(△20.6)	16.94	16.66	4.7	2.0

Note:
1. Investment gain and loss on equity method: None
2. Average number of shares outstanding
   - Nine months ended Dec. 31, 2003 88,205,001shares
   - Nine months ended Dec. 31, 2002 87,610,849 shares
   - Year ended March 31,2003 87,673,327shares
3. Change in accounting policies: None
4. The % change indicated for Operating revenues, Net operating revenues, Operating income, Ordinary income, Net income, Earnings per share, fully diluted earnings per share, Earnings per shareholders' equity and Ordinary income per total assets is the change by the nine months ended December 31, 2003.

(2) Financial position

	Total assets (Millions of Yen)	Shareholders' equity (Millions of Yen)	Shareholders' equity ratio (%)	Shareholders' equity /share (Yen)
Nine months ended Dec. 31, 2003	353,565	36,413	10.3	410.44
Nine months ended Dec. 31, 2002	167,895	31,806	18.9	363.04
Year ended March 31, 2003	169,904	32,033	18.9	363.80

Note: 1. Number of shares outstanding
As of December 31, 2003 88,716,820 shares
As of December 31, 2002 87,610,776 shares
As of March 31, 2003 88,048,942 shares

(3) Scope of consolidation and equity method

Consolidated subsidiaries: 1 company

Affiliates applicable of equity method: None

(4) Change in scope of consolidation and equity method

Change in scope of consolidation and equity method: None

Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult for them to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results expeditiously instead of such forecasts.

Notice to readers:

The accompanying consolidated and non-consolidated financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The consolidated and non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

An Outlook for Consolidated Operating Results for the nine months ended December 31, 2003

Translation omitted.

Consolidated Balance Sheets

Item	December 31, 2002	December 31, 2003	March 31, 2003
	Millions of Yen	Millions of Yen	Millions of Yen
(Assets)			
Current assets			
Cash and bank deposits	1,613	20,104	4,989
Cash segregated as deposits	76,281	144,401	77,801
Trading assets	15	71	1
Net receivables arising from pre-settlement date trades	–	37	–
Margin account assets	81,164	178,244	78,343
Loans receivable from customers	76,192	173,434	72,777
Cash deposited as collateral for securities borrowed from securities finance companies	4,972	4,810	5,566
Receivables from customers and others	90	26	236
Short-term guarantee deposits	2,650	3,629	2,999
Others	2,101	2,300	1,400
Allowance for doubtful accounts	(84)	(200)	(323)
Total current assets	163,831	348,611	165,445
Fixed assets			
Tangible fixed assets	914	910	857
Intangible assets	2,071	2,063	2,165
Software	2,013	2,014	2,109
Others	57	49	55
Investments and others	1,079	1,981	1,438
Investment securities	827	986	665
Others	303	1,263	823
Allowance for doubtful accounts	(51)	(268)	(50)
Total fixed assets	4,064	4,954	4,459
Total assets	167,895	353,565	169,904

Item	December 31, 2002	December 31, 2003	March 31, 2003
	Millions of Yen	Millions of Yen	Millions of Yen
(Liabilities)			
Current liabilities			
Trading assets	–	70	–
Net payables arising from pre-settlement date trades	1	–	1
Margin account liabilities	42,018	38,436	40,213
Loans from securities finance companies	23,413	13,027	20,042
Proceeds of securities sold on customers' account	18,605	25,409	20,171
Payables on collateralized securities transactions	2,253	12,196	4,864
Cash deposits as collateral for securities loaned	2,253	12,196	4,864
Deposits received	34,393	57,672	35,256
Guarantee money received	48,447	97,929	47,743
Suspense account for undelivered securities	5	10	–
Short-term borrowings	5,720	12,927	6,694
Accrued income taxes	–	3,739	136
Accrued bonuses	68	60	98
Others	1,015	1,177	840
Total current liabilities	133,918	224,217	135,843
Long-term liabilities			
Bonds	500	60,500	500
Long-term borrowings	534	31,037	484
Reserve for directors' retirement bonuses	291	282	291
Others	165	0	0
Total long-term liabilities	1,490	91,819	1,275
Statutory reserves			
Reserve for securities transactions	681	1,117	753
Total statutory reserves	681	1,117	753
Total liabilities	136,089	317,152	137,872
(Shareholders' equity)			
Common stock	11,381	11,447	11,405
Capital surplus	9,230	9,296	9,254
Earned surplus	11,219	15,724	11,516
Net unrealized gain on investment	(23)	(43)	(140)
Treasury stock	(0)	(11)	(2)
Total shareholders' equity	31,806	36,413	32,033
Total liabilities and shareholders' equity	167,895	353,565	169,904

Consolidated Interim Statements of Income

Item	Nine months ended Dec. 31, 2002	Nine months ended Dec. 31, 2003	Year ended March 31, 2003
Operating revenues			
Commissions	7,907	13,754	10,240
Net gain on trading	(14)	1	(39)
Interest and dividend income	2,432	3,174	3,224
Total operating revenues	10,325	16,929	13,425
Interest expenses	902	905	1,274
Net operating revenues	9,424	16,025	12,151
Selling, general and administrative expenses	6,623	6,874	8,612
Transaction related expenses	1,241	1,588	1,635
Employees' compensation and benefits	1,338	1,416	1,786
Occupancy and rental	542	247	622
Data processing and office supplies	1,915	2,884	2,564
Depreciation	1,418	505	1,578
Duties and taxes other than income taxes	20	53	25
Provision of allowance for doubtful accounts	75	95	313
Others	74	86	88
Operating income	2,800	9,151	3,540
Non-operating income	9	23	14
Non-operating expenses	18	279	35
Ordinary income	2,792	8,895	3,518
Special profits	162	2	162
Special losses	881	419	996
Income before income taxes	2,073	8,478	2,684
Income taxes –current	685	4,307	1,153
Income taxes –deferred	200	(480)	47
Net income	1,187	4,652	1,485

(Reference)

A Summary of Quarterly Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the Year ended Mar. 31, 2003 (Apr. 1'02 – Jun.30'02)	2Q of the Year ended Mar. 31, 2003 (Jul. 1'02 – Sep.30'02)	3Q of the Year ended Mar. 31, 2003 (Oct. 1'02 – Dec.31'02)	4Q of the Year ended Mar. 31, 2003 (Jan. 1'03 – Mar.31'03)	Total Year ended Mar. 31, 2003 (Apr. 1'02 – Mar.31'03)
Operating revenues	3,493	3,485	3,348	3,100	13,425
Commissions	2,777	2,588	2,542	2,332	10,240
Net gain on trading	0	(8)	(5)	(25)	(39)
Interest and dividend income	716	905	812	793	3,224
Interest expenses	245	329	328	372	1,274
Net operating revenues	3,248	3,156	3,020	2,728	12,151
Selling, general and administrative expenses	2,921	1,827	1,875	1,988	8,612
Transaction related expenses	429	409	403	394	1,635
Compensation and benefits	480	427	432	448	1,786
Occupancy and rental	285	169	89	80	622
Data processing and office supplies	555	659	701	649	2,564
Depreciation	1,123	141	154	161	1,578
Duties and taxes other than income taxes	10	7	4	4	25
Provision of allowance for doubtful accounts	—	—	75	239	313
Others	39	16	18	15	88
Operating income	328	1,328	1,144	739	3,540
Non-operating income and expenses	(11)	3	(0)	(13)	(21)
Ordinary income	316	1,331	1,144	726	3,518
Special profits and losses	(344)	(278)	(98)	(115)	(834)
Income before income taxes	(27)	1,054	1,047	612	2,684
Income taxes-current	2	48	635	467	1,153
Income taxes-deferred	(12)	400	(188)	(154)	47
Net income	(18)	605	599	298	1,485

Item	1Q of the Year ended Mar. 31, 2004 (Apr. 1'03 Jun.30'03)	2Q of the Year ended Mar. 31, 2004 (Jul. 1'03 Sep.30'03)	3Q of the Year ended Mar. 31, 2004 (Oct. 1'03 Dec.31'03)	Total nine months ended Dec.31, 2003 (Apr. 1'03 Dec.31'03)
Operating revenues	3,894	6,180	6,856	16,929
Commissions	3,127	5,159	5,468	13,754
Net gain on trading	0	(0)	1	1
Interest and dividend income	767	1,021	1,387	3,174
Interest expenses	295	293	316	905
Net operating revenues	3,599	5,886	6,539	16,025
Selling, general and administrative expenses	2,037	2,458	2,378	6,874
Transaction related expenses	414	589	586	1,588
Employees' compensation and benefits	463	436	517	1,416
Occupancy and rental	84	82	81	247
Data processing and office supplies	870	1,017	998	2,884
Depreciation	157	172	176	505
Duties and taxes other than income taxes	17	52	(16)	53
Provision of allowance for doubtful accounts	9	76	10	95
Others	25	35	26	86
Operating income	1,562	3,428	4,161	9,151
Non-operating income and expenses	10	(44)	(223)	(256)
Ordinary income	1,572	3,385	3,938	8,895
Special profits and losses	(168)	(135)	(114)	(417)
Income before income taxes	1,405	3,249	3,824	8,478
Income taxes-current	709	1,750	1,848	4,307
Income taxes-deferred	(61)	(251)	(168)	(480)
Net income	757	1,751	2,144	4,652

Non-Consolidated Financial Summary under Japanese GAAP
For the Nine Months Ended Dec 31, 2003

Date: Jan. 22, 2004
Company name (code number): Matsui Securities, Co., Ltd. (8628)
Head Office: 1-20-7, Nihombashi, Chuo-ku, Tokyo 103-8253, Japan
Stock exchange listing (In Japan) Tokyo
Representative: Michio Matsui: CEO, Representative director
For inquiries: Hirohito Imada: Director, General Manager of Finance Dept.
TEL: +81-3-3281-3121
Unit of shares: 100 shares
Date of board meeting approving the account settlement: Jan. 22, 2004
Interim dividend: The Company's rule allows interim dividend.

Note: All figures in the financial statements are rounded off to the nearest millionth.

Non-consolidated financial summary for nine months ended Dec. 31, 2003

(1) Operating

	Operating revenues	Net operating revenues	Operating income	Ordinary income
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Nine months ended Dec. 31, 2003	16,929 (64.0)	16,025 (70.0)	9,144 (227.7)	8,887 (219.5)
Nine months ended Dec. 31, 2002	10,325 (11.3)	9,424 (12.7)	2,791 (△24.9)	2,782 (△15.0)
Year ended March 31, 2003	13,425 (5.0)	12,151 (6.3)	3,527 (△19.0)	3,505 (△10.6)

	Net income	Earnings/ share	Fully diluted earnings/ share	Earnings/ shareholders' equity	Ordinary income/ total assets
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)
Nine months ended Dec. 31, 2003	4,647 (293.2)	52.69	50.81	18.1	4.5
Nine months ended Dec. 31, 2002	1,182 (△22.2)	13.49	13.26	5.0	—
Year ended March 31, 2003	1,478 (△20.5)	16.86	16.58	4.7	2.0

Note: 1. Average number of shares outstanding
Nine months ended Dec.31, 2003 88,205,001 Shares
Nine months ended Dec.31, 2002 87,610,849 Shares
Year ended March 31, 2003 87,673,327 Shares

2. Change in accounting policies: None

3. The % change indicated for Operating revenues, Net operating revenues, Operating income, Ordinary income, Net income, Earnings per share, fully diluted earnings per share, Earnings per shareholders' equity and Ordinary income per total assets is the change by the nine months ended December 31, 2003.

(2) Financial position

	Total assets (Millions of Yen)	Shareholders' equity (Millions of Yen)	Shareholders' equity ratio (%)	Earnings/ shareholders' equity (Yen)	Capital Adequacy ratio (%)
Nine months ended Dec. 31, 2003	353,512	36,363	10.3	409.88	567.6
Nine months ended Dec. 31, 2002	167,851	31,762	18.9	362.54	838.7
Year ended March 31, 2003	169,857	31,987	18.8	363.29	830.4

Note: 1. Number of shares outstanding at end of period
Dec.31, 2003 88,716,820 Shares
Dec.31, 2002 87,610,776 Shares
March 31, 2003 88,048,942 Shares

2. Number of treasury stocks
Dec.31, 2003 6,855 Shares
Dec.31, 2002 304 Shares
March 31, 2003 2,357 Shares

Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult for them to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results expeditiously instead of such forecasts.

Notice to readers:

The accompanying consolidated and non-consolidated financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The consolidated and non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Non-Consolidated Balance Sheets

Item	December 31, 2002	December 31, 2003	March 31, 2003
	Millions of Yen	Millions of Yen	Millions of Yen
(Assets)			
Current assets			
Cash and bank deposits	1,530	19,990	4,887
Cash segregated as deposits	76,281	144,401	77,801
Trading assets	15	71	1
Net receivables from pre-settlement date trades	–	37	–
Margin account assets	81,164	178,244	78,343
Loans receivable from customers	76,192	173,434	72,777
Cash deposits as collateral for securities borrowed from securities finance companies	4,972	4,810	5,566
Receivables from customers and others	90	26	236
Short-term guarantee deposits	2,650	3,629	2,999
Others	2,095	2,296	1,398
Allowance for doubtful accounts	(84)	(200)	(323)
Total current assets	163,743	348,493	165,342
Fixed assets			
Tangible fixed assets	566	568	509
Intangible assets	2,071	2,063	2,165
Software	2,013	2,014	2,109
Others	57	49	55
Intangible assets	1,471	2,388	1,841
Investment securities	827	986	665
Shares of affiliate company	450	450	450
Others	245	1,220	776
Allowance for doubtful accounts	(51)	(268)	(50)
Total fixed assets	4,108	5,019	4,515
Total assets	167,851	353,512	169,857

Item	December 30, 2002	December 31, 2003	March 31, 2003
	Millions of Yen	Millions of Yen	Millions of Yen
(Liabilities)			
Current liabilities			
Trading assets	–	70	–
Net payables arising from pre-settlement date trades	1	–	1
Margin account liabilities	42,018	38,436	40,213
Loans from securities finance companies	23,413	13,027	20,042
Proceeds of securities sold on customers' accounts	18,605	25,409	20,171
Payables on collateralized securities transactions	2,253	12,196	4,864
Cash deposits as collateral for securities loaned	2,253	12,196	4,864
Deposits received	34,393	57,672	35,256
Guarantee money received	48,447	97,929	47,743
Suspense account for undelivered securities	5	10	–
Short-term borrowings	5,720	12,927	6,694
Accrued income taxes	–	3,738	135
Accrued bonuses	68	60	98
Others	1,014	1,176	839
Total current liabilities	133,918	224,214	135,842
Long-term liabilities			
Bonds	500	60,500	500
Long-term borrowings	534	31,037	484
Reserve for directors' retirement bonuses	291	281	291
Others	165	–	–
Total long-term liabilities	1,490	91,818	1,275
Statutory reserves			
Reserve for securities transactions	681	1,117	753
Total statutory reserves	681	1,117	753
Total liabilities	136,088	317,149	137,870
(Shareholders' equity)			
Common stock	11,381	11,447	11,405
Capital surplus			
Additional paid-in capital	9,230	9,296	9,254
Total capital surplus	9,230	9,296	9,254
Earned surplus			
Earned surplus reserves	159	159	159
Voluntary reserves	4,250	4,250	4,250
Special purpose reserves	4,250	4,250	4,250
Inappropriate retained earnings	6,767	11,266	7,062
Total earned surplus	11,175	15,674	11,471
Net unrealized gain on earnings	(23)	(43)	(140)
Treasury stocks	(0)	(11)	(2)
Total shareholders' equity	31,762	36,363	31,987
Total liabilities and shareholders' equity	167,851	353,512	169,857

Non-consolidated Statements of Income

(Millions of Yen)

Item	Nine months ended Dec 30, 2002	Nine months ended Dec 30, 2003	Year ended March 31, 2003
Operating revenues			
Commissions	7,907	13,754	10,240
Net gain on trading	(14)	1	(39)
Interest and dividend income	2,432	3,174	3,224
Total operating revenues	10,325	16,929	13,425
Interest and dividend income	902	905	1,274
Net operating revenues	9,424	16,025	12,151
Selling, general and administrative expenses	6,633	6,880	8,624
Transaction related expenses	1,241	1,588	1,635
Employees' compensation and benefits	1,335	1,404	1,781
Occupancy and rental	567	269	655
Data processing and office supplies	1,915	2,890	2,564
Depreciation	1,412	499	1,570
Duties and taxes other than income taxes	15	48	19
Provision of allowance for doubtful accounts	75	95	313
Others	73	86	88
Operating income	2,791	9,144	3,527
Non-operating income	9	22	13
Non-operating expenses	18	279	35
Ordinary income	2,782	8,887	3,505
Special profits	162	2	162
Special losses	881	419	995
Income before income taxes	2,063	8,470	2,672
Income taxes –current	682	4,303	1,148
Income taxes - deferred	200	(480)	46
Net income	1,182	4,647	1,478

Supplemental Information for Non-Consolidated Financial Summary

1. Commission revenues

(1) Commission revenues by item

(Millions of Yen)

	Nine months ended Dec 31, 2003(A)	Nine months ended Dec 31, 2002(B)	Comparison (A) / (B)	Year ended March 31, 2003
Brokerage commission	12,913	7,378	175.0%	9,516
(Stocks)	12,813	7,308	175.3%	9,424
(Bonds)	–	–	–	–
(Beneficiary certificates)	58	64	90.5%	79
(Others)	43	6	682.1%	13
Underwriting and selling	105	13	816.2%	27
Subscription and distribution	29	15	189.0%	16
Others	707	501	141.0%	680
Total	13,754	7,907	173.9%	10,240

(2) Commission revenues by product

(Millions of Yen)

	Nine months ended Dec 31, 2003(A)	Nine months ended Dec 31, 2002(B)	Comparison (A) / (B)	Year ended March 31, 2003
Stocks	13,162	7,507	175.3%	9,697
Bonds	–	–	–	–
Beneficiary certificates	58	64	91.7%	80
Others	534	336	158.7%	463
Total	13,754	7,907	173.9%	10,240

2. Net trading gains

(Millions of Yen)

	Nine months ended Dec 31, 2003(A)	Nine months ended Dec 31, 2002(B)	Comparison (A) / (B)	Year ended March 31, 2003
Stocks	(0)	(14)	–	(39)
Bonds and others	1	0	292.2%	1
Bonds	–	–	–	–
Others	1	0	292.2%	1
Total	1	(14)	–	(39)

3. Stock trading

(Millions of shares, millions of Yen)

	Nine months ended Dec 31, 2003(A)		Nine months ended Dec 31, 2002(B)		Comparison (A) / (B)		Year ended March 31, 2003	
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Total	18,095	9,162,376	9,599	4,327,047	188.5%	211.7%	13,214	5,570,458
(Proprietary trading)	5	2,724	8	7,302	58.3%	37.3%	15	10,009
(Brokerage)	18,090	9,159,653	9,591	4,319,745	188.6%	212.0%	13,199	5,560,449
Brokerage/Total	100.0%	100.0%	99.9%	99.8%			99.9%	99.8%
Brokerage commission per share (Yen)	0.70		0.73				0.69	

4. Underwriting and selling, subscription and distribution

(Millions of shares, Millions of Yen)

			Nine months ended Dec 31, 2003(A)	Nine months ended Dec 31, 2002(B)	Comparison (A) / (B)	Year ended March 31, 2003
Underwriting and selling	Stocks	(Number of shares)	1	0	775.6%	0
		(Value)	2,114	442	477.8%	642
	Bonds	(Face value)	–	–	–	–
	Beneficiary certificates	(Value)	–	–	–	–
	Commercial paper and others	(Face value)	–	–	–	–
Subscription and distribution	Stocks	(Number of shares)	0	0	93.8%	0
		(Value)	1,449	942	153.8%	973
	Bonds	(Face value)	–	–	–	–
	Beneficiary certificates	(Value)	1,447	211	685.9%	382
	Commercial paper and others	(Face value)	12	14	90.1%	19

5. Capital Adequacy Ratio

(Millions of Yen)

			As of Dec 31, 2003	As of Dec 31, 2002	As of March 31, 2003
Tier I Capital		(A)	36,363	31,762	31,543
Tier II Capital	Net unrealized gain on investment		–	–	–
	Statutory reserves		1,116	680	753
	Allowance for doubtful accounts		200	83	322
	Subordinated debts		500	500	500
	Total	(B)	1,816	1,264	1,575
Assets to be deducted from equity capital		(C)	4,427	3,978	4,417
Equity capital after deduction	(A) + (B) − (C)	(D)	33,752	29,048	28,702
Risk	Market risk		90	78	54
	Counter party risk		3,759	1,746	1,721
	Basic risk		2,096	1,637	1,680
	Total	(E)	5,946	3,463	3,456
Capital adequacy ratio		(D) / (E)	567.6%	838.7%	830.4%

Note: Capital adequacy ratio as of March 31, 2003 is calculated with appropriated retained earnings being deducted from Tier I capital.

6. A Summary of Quarterly Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the Year ended Mar. 31, 2003 (Apr. 1'02 Jun.30'02)	2Q of the Year ended Mar. 31, 2003 (Jul. 1'02 Sep.30'02)	3Q of the Year ended Mar. 31, 2003 (Oct. 1'02 Dec.31'02)	4Q of the Year ended Mar. 31, 2003 (Jan. 1'03 Mar.31'03)	Total Year ended Mar. 31, 2003 (Apr. 1'02 Mar.31'03)
Operating revenues	3,493	3,485	3,348	3,100	13,425
Commissions	2,777	2,588	2,542	2,332	10,240
Net gain on trading	0	(8)	(5)	(25)	(39)
Interest and dividend income	716	905	812	793	3,224
Interest expenses	245	329	328	372	1,274
Net operating revenues	3,248	3,156	3,020	2,728	12,151
Selling, general and administrative expenses	2,921	1,832	1,880	1,991	8,624
Transaction related expenses	429	409	403	394	1,635
Employees' compensation and benefits	477	426	432	446	1,781
Occupancy and rental	292	177	97	88	655
Data processing and office supplies	555	659	701	649	2,564
Depreciation	1,121	139	152	159	1,570
Duties and taxes other than income taxes	7	6	2	3	19
Provision of allowance for doubtful accounts	—	—	75	239	313
Others	39	16	18	15	88
Operating income	327	1,324	1,139	736	3,527
Non-operating income and expenses	(12)	2	1	(13)	(22)
Ordinary income	315	1,326	1,140	723	3,505
Special profits and losses	(343)	(278)	(98)	(114)	(833)
Income before income taxes	(28)	1,049	1,042	609	2,672
Income taxes-current	2	47	634	466	1,148
Income taxes-deferred	(12)	400	(188)	(154)	46
Net income	(18)	603	597	296	1,478

Item	1Q of the Year ended Mar. 31, 2004 (Apr. 1'03 Jun.30'03)	2Q of the Year ended Mar. 31, 2004 (Jul. 1'03 Sep.30'03)	3Q of the Year ended Mar. 31, 2004 (Oct. 1'03 Dec.31'03)	Total nine months ended Dec.31, 2003 (Apr. 1'03 Dec.31'03)
Operating revenues	3,894	6,180	6,856	16,929
Commissions	3,127	5,159	5,468	13,754
Net gain on trading	0	(0)	1	1
Interest and dividend income	767	1,021	1,387	3,174
Interest expenses	295	293	316	905
Net operating revenues	3,599	5,886	6,539	16,025
Selling, general and administrative expenses	2,039	2,461	2,380	6,880
Transaction related expenses	413	588	586	1,588
Employees' compensation and benefits	461	432	512	1,404
Occupancy and rental	92	89	88	269
Data processing and office supplies	870	1,020	1,001	2,890
Depreciation	155	170	174	499
Duties and taxes other than income taxes	14	51	(17)	48
Provision of allowance for doubtful accounts	9	76	10	95
Others	25	35	26	86
Operating income	1,560	3,426	4,159	9,144
Non-operating income and expenses	10	(44)	(223)	(257)
Ordinary income	1,570	3,381	3,935	8,887
Special profits and losses	(168)	(135)	(114)	(417)
Income before income taxes	1,402	3,246	3,822	8,470
Income taxes – current	708	1,748	1,847	4,303
Income taxes – deferred	(61)	(251)	(168)	(480)
Net income	756	1,749	2,143	4,647

7. Operational information for Netstock

First half of fiscal 1999

	Apr. 1999	May 1999	Jun. 1999	Jul. 1999	Aug. 1999	Sep. 1999
Number of Netstock accounts	4,097	5,226	6,401	8,679	10,586	13,286
(Change)	(854)	(1,129)	(1,175)	(2,278)	(1,907)	(2,700)
Number of Netstock margin accounts	427	531	651	803	1,067	1,418
(Change)	(68)	(104)	(120)	(152)	(264)	(351)
Number of share trades via Netstock	14,569	12,455	20,139	26,819	28,068	39,609
Total value of shares traded via Netstock (Millions of Yen)	11,434	9,561	17,989	27,287	26,995	38,689

Second half of fiscal 1999

	Oct. 1999	Nov. 1999	Dec. 1999	Jan. 2000	Feb. 2000	Mar. 2000
Number of Netstock accounts	18,085	20,823	22,714	24,815	27,577	29,768
(Change)	(4,799)	(2,738)	(1,891)	(2,101)	(2,762)	(2,191)
Number of Netstock margin accounts	2,987	3,681	4,136	4,539	5,007	5,453
(Change)	(1,569)	(694)	(455)	(403)	(468)	(446)
Number of share trades via Netstock	94,385	146,952	141,655	153,773	181,408	211,176
Total value of shares traded via Netstock (Millions of Yen)	92,902	170,220	163,266	180,021	234,337	248,548

First half of fiscal 2000

	Apr. 2000	May 2000	Jun. 2000	Jul. 2000	Aug. 2000	Sep. 2000
Number of Netstock accounts	30,226	30,856	31,842	32,739	34,206	35,118
(Change)	(458)	(630)	(986)	(897)	(1,467)	(912)
Number of Netstock margin accounts	5,847	6,239	6,780	7,470	8,201	8,780
(Change)	(394)	(392)	(541)	(690)	(731)	(579)
Number of share trades via Netstock	190,054	195,546	244,315	230,677	238,915	237,761
Total value of shares traded via Netstock (Millions of Yen)	202,550	211,881	242,515	232,400	257,194	235,491

Second half of fiscal 2000

	Oct. 2000	Nov. 2000	Dec. 2000	Jan. 2001	Feb. 2001	Mar. 2001
Number of Netstock accounts	35,638	36,649	38,017	39,518	42,397	45,353
(Change)	(520)	(1,011)	(1,368)	(1,501)	(2,879)	(2,956)
Number of Netstock margin accounts	9,052	9,552	9,990	10,141	10,896	11,607
(Change)	(272)	(500)	(438)	(151)	(755)	(711)
Number of share trades via Netstock	266,295	289,533	333,601	329,181	374,035	522,513
Total value of shares traded via Netstock (Millions of Yen)	251,411	252,883	277,347	283,804	301,900	426,629

First half of fiscal 2001

	Apr. 2001	May 2001	Jun. 2001	Jul. 2001	Aug. 2001	Sep. 2001
Number of Netstock accounts	48,153	51,396	53,910	57,715	60,278	63,100
(Change)	(2,800)	(3,243)	(2,514)	(3,805)	(2,563)	(2,822)
Number of Netstock margin accounts	12,203	12,873	13,672	14,399	15,209	16,417
(Change)	(596)	(670)	(799)	(727)	(810)	(1,208)
Number of share trades via Netstock	544,373	575,337	449,917	430,793	554,559	521,489
Total value of shares traded via Netstock (Millions of Yen)	474,530	538,348	396,759	364,249	462,512	413,319

Second half of fiscal 2001

	Oct. 2001	Nov. 2001	Dec. 2001	Jan. 2002	Feb. 2002	Mar. 2002
Number of Netstock accounts (Change)	65,772 (2,672)	67,104 (1,332)	68,366 (1,262)	70,238 (1,872)	72,292 (2,054)	74,106 (1,814)
Number of Netstock margin accounts (Change)	17,575 (1,158)	18,344 (769)	18,999 (655)	19,711 (712)	20,337 (626)	20,919 (582)
Number of share trades via Netstock	613,945	572,121	553,366	516,670	570,464	773,679
Total value of shares traded via Netstock (Millions of Yen)	502,760	471,598	397,715	369,197	427,763	672,706

First half of fiscal 2002

	Apr. 2002	May 2002	Jun. 2002	Jul. 2002	Aug. 2002	Sep. 2002
Number of Netstock accounts (Change)	75,638 (1,532)	77,265 (1,627)	79,226 (1,961)	81,087 (1,861)	82,671 (1,584)	84,018 (1,347)
Number of Netstock margin accounts (Change)	21,471 (552)	21,871 (400)	22,250 (379)	22,797 (547)	23,297 (500)	23,614 (317)
Number of share trades via Netstock	622,829	616,338	519,679	620,032	544,769	495,589
Total value of shares traded via Netstock (Millions of Yen)	533,392	563,826	469,025	543,582	450,273	416,549

Second half of fiscal 2002

	Oct. 2002	Nov. 2002	Dec. 2002	Jan. 2003	Feb. 2003	Mar. 2003
Number of Netstock accounts (Change)	85,325 (1,307)	86,619 (1,294)	87,922 (1,303)	89,254 (1,332)	90,730 (1,476)	92,087 (1,357)
Number of Netstock margin accounts (Change)	23,933 (319)	24,181 (248)	24,431 (250)	24,651 (220)	24,893 (242)	25,150 (257)
Number of share trades via Netstock	593,425	606,211	493,275	528,380	548,925	545,429
Total value of shares traded via Netstock (Millions of Yen)	498,520	487,966	385,187	415,422	432,760	398,661

First half of fiscal 2003

	Apr. 2003	May 2003	Jun. 2003	Jul. 2003	Aug. 2003	Sep. 2003
Number of Netstock accounts (Change)	93,411 (1,324)	95,164 (1,753)	97,266 (2,102)	100,429 (3,163)	103,934 (3,505)	108,311 (4,377)
Number of Netstock margin accounts (Change)	25,394 (244)	25,889 (495)	26,478 (589)	27,671 (1,193)	28,949 (1,278)	30,324 (1,375)
Number of share trades via Netstock	671,059	764,828	1,011,839	1,120,759	976,406	1,167,254
Total value of shares traded via Netstock (Millions of Yen)	483,889	567,306	840,678	1,142,328	967,915	1,361,834

Second half of fiscal 2003

	Oct. 2003	Nov. 2003	Dec. 2003
Number of Netstock accounts (Change)	113,211 (4,900)	117,112 (3,901)	120,448 (3,336)
Number of Netstock margin accounts (Change)	31,855 (1,531)	33,000 (1,145)	34,069 (1,069)
Number of share trades via Netstock	1,464,661	880,831	879,429
Total value of shares traded via Netstock (Millions of Yen)	1,855,648	1,003,125	960,410